Exhibit 99.1

Infobird Co., Ltd
Announces Anticipated Filing of Annual Report on Form 20-F

BEIJING, CHINA, May 3, 2021 – via InvestorWire – Infobird Co., Ltd (“Infobird”), a software-as-a-service provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China, announces that it intends to file its annual report on Form 20-F for the fiscal year ended Dec. 31, 2020, with the U.S. Securities and Exchange Commission (“SEC”) on or before May 15, 2021, as set forth in the Form 12b-25 filed with the SEC on April 29, 2021.

Once filed, the annual report on Form 20-F, which will contain Infobird’s audited consolidated financial statements, will be accessible through the SEC’s website at http://www.sec.gov or Infobird’s website at www.Infobird.com.

About Infobird Co., Ltd

Infobird, headquartered in Beijing, China, is a software-as-a-service provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. For more information, visit Infobird’s website at www.Infobird.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of Infobird. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in Infobird’s SEC filings. These risks and uncertainties could cause Infobird’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts

Infobird Contact

Infobird Co., Ltd

Yimin Wu, Chief Executive Officer and Chairman of the Board of Directors

wuym@infobird.com

86-010-52411819

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